

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 10, 2017

Alexander Saverys
Chief Executive Officer
Hunter Maritime Acquisition Corp.
c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960

> **Re: Hunter Maritime Acquisition Corp.**
> **Schedule TO-I**
> **Filed April 27, 2017**
> **File No. 005-89715**

Dear Mr. Saverys:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99(a)(1)(A)

The Acquisition, page 38

The Master Agreement, page 38

1. We note that three of the ships you plan to acquire were built in 2011 and two were built in 2010. Please disclose how the age of your fleet will compare to the average age for the industry.

Background of the Transaction and Conduct Prior to Closing of the Acquisition, page 38

2. Please briefly summarize the negotiations and in-person meetings you had with the Sellers after you were approached in late December by Arrow Shipbroking Group.

3. Please describe the issues your board of directors considered, both in favor of the Acquisition and against the Acquisition, in making its determination of the advisability of the Acquisition.

Other Agreements Entered into in Connection with the Acquisition, page 41

Vessel Employment Agreements, page 42

4. Please disclose whether you expect to amend any of the material terms of the existing vessel employment agreements through the Charter Novation Agreements. Please also revise the disclosure on page 38 to discuss all other material terms of the existing agreements, including term and termination provisions, extension options and adjustments to the daily charter rates.

5. We note your disclosure that "[w]hen trading in the spot market, [you] expect that [your] vessels will likely be deployed in the Capesize Chartering Limited Pool." Please briefly describe the Capesize Chartering Limited Pool, including how revenues are allocated among its members.

Accounting Treatment of the Acquisition, page 44

Lack of Historical Operating Data for Vessels Before Their Acquisition, page 44

6. We note your disclosure that you would account for the vessels' acquisition as asset acquisition rather than business combination. You cite on page 44 that there is no historical financial and/or operational due diligence process. You state that you may not obtain the historical operating data for the vessels from the sellers because that information is not material to your decision to make acquisitions, nor do you believe it would be helpful to potential investors in assessing your business or profitability. We also note your disclosure that certain of the vessels have time charters and employment agreements in place that you would assume upon the closing of the transaction. In that regard, please explain to us how you consider the guidance within Article 11-01(d) of Regulation S-X in determining whether it is a business combination and whether acquiree's financial statements should be provided under Rule 3-05 of Regulation S-X.

7. We note your disclosure on page 44 that "[t]he standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel." However, it appears that Section 6.3 of the Master Agreement permits you to request such information. Please clarify your disclosure accordingly or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
       Seward and Kissel LLP